Fortress Investment Trust II                       1345 Avenue of the Americas
                                                                    46th Floor
                                                      New York, New York 10105




September 27, 2006


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington, DC 20549

       Re:     Fortress Investment Trust II
               Investment Company Act of 1940--Rule 17g-1(g)
               Bonding of Officers and Employees
               (Fortress Investment Trust II, File No. 811-21140)

To Whom It May Concern:

Pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, I am enclosing a copy of the financial institution bond in favor of Fortress Investment Trust II and resolutions relating to this bond.

The term of this bond is to August 15, 2007. The premium for this bond has been paid through such date.

Please call me at (212) 798-6100 if you have any questions.

Very truly yours,


/s/ Randal A. Nardone
Randal A. Nardone
Secretary


Enclosures